PETRI BIO
2020 Report

Dear investors,

Dear Investors of Petri Bio,

We are really grateful to get your kind support through WeFunder. Since the campaign closed, we have been focusing on a couple of promising candidates and got more and more data in the lab. We filed a provisional patent, and also expanded our network to gain advice from experts in the field. It was the continuous support of our investors that enabled this progress. In the next year, we hope to keep developing our prototypes and started testing the function in vivo. Hope we could give you all more exciting updates soon! Thank you!

We need your help!

We are planning to raise more capital this summer to further develop our prototype and enable animal tests. We would love to talk to any existing investors and their connections who are interested in angel investment. In addition, if raised adequate funding, we would love to put more focus on product development and scaling up. So we would love to ask our investors if they have any relevant experience that we could learn from.

Sincerely,

Shu Li
_____
Co-Founder

Joseph Schinaman
_____
Co-Founder

Our Mission

We hope to have a few blockbuster drugs fairly well down the road to approval and more new ones entering the pipeline, establishing a strong patent portfolio. Although traditional drug development takes a long time, we have seen more licensing agreements happen between small startups and established pharma companies. In those situations, earlier revenue generation through licensing deals provides sustaining capital, at which point an IPO or acquisition provides an exit point.

See our full profile















How did we do this year?

Report Card

A+

The Good

The WeFunder campaign provided us a great opportunity to raise capital for us to work on our proof of concept.

We further developed the technology and keep identifying market opportunities for our prototype

We also expanded our network, learned from experts doing relevant researches and consultants have experience in product development.

The Bad

Although extremely grateful for the opportunities we've got, the lockdown during the pandemic did slow us down a little.

The pandemic also adds challenges to fundraising and hiring

To be capital efficient, we had to prioritize our resources and focus on only a couple of prototypes.

2020 At a Glance

August 28 to December 31

$0
Revenue

-$49,259
Net Loss

IOU!

$2,532
Short Term Debt

$157,683
Raised in 2020

$87,860
Cash on Hand

We ❤ Our 212 Investors

Thank You For Believing In Us

John Waldeisen
Sean Meador
Roger Blonder
William Roberto Vargas C...
Michael Davis
Roman Dzadzic
Evan Thomas
Ivan Arangelov
Gilbert E. Garza
Kennedy Thibou
Harsh Sikka
Wei Deng
Roy Rice
Madeline L Jackson-Starr
Thomas Schultz
Manasi Kamat
Liling Tan
Kristen Bernasconi
Jose Santiago
Lewis Brockette
Justin Parker
Robert K Houlihan
Andrew Schunk
Shari Weiss
Kevin Powell
Steven Seifried
Dorothy Atewologun
Silas Brandon
Aubrey Cawthon
Praveen E
Jeff Risk

Joe Conte
Max Dufour
Herman Venter
Kok Heng Leong
Jeffrey S. Brindle
Lyle Notice
Chris Williams
Douglas Walton
Daniel McNamee
Glen J Stroup
Joep Meijer
Soner Yasti
Janine Randazzo
Ivan Montelongo
Joseph V. Mani
Brian Bender
Nancy And Stefan Herbst
John Signorino
Daniel Guzek
Shalil Advani
Connor Spencer
Dihong Lu
Brent Souter
Manoj Mittal
Ryan Cloward
Sharad Saxena
Matthew Scherer
Paul Austin
Roberto Torrent
William Elliott Vincent-Kil...
Jiwon Moon

Jana MCMAHON
Art Tucker
Roxanne Batson
David Gillie
Kelly Ray
Eduard Abramov
Robert Angel
Tobias Berens
Wilfrid Forgues
Mark Perlmutter
Joseph CHRISTY
Jiarui Li
Martin Royalton-Kisch
Chris Reilly
Ben Shapiro
Paul Nardella
Maria L BECERRA
Asad Sabir
Michael Gross
Gary Miller
Seth Kanter
James Cabaniss
Joseph M Winesburg
Enos Smith
Arthur Gill
Matthews Nyaku Malebana
Xi Wang
Cesar Simon
Jen Jones
See Cheuk Fu

Darren Priest
Ronald Cunningham
Stefano Vettorazzi
Wendy D Jeffers
Alexander Strange
Lewis Palmer III
Quan Yin Lynne Williams
Oliver James Damian
Steven Stawarz
Amir Nader A Ghazvini
Baljit Singh
Larry Yonish
Joven SALA
Keny Petit-Frere
Joseph Parker
Arnav Roy
Jason Golden
Satyaprashant Bezwada
Steve Lindsey
Susan Parker
Ajay Mohite
Paul Lee
Wayne Lee Williams
Steven Lewis
Denice Harmyk
Hugh Donatello
Jennifer Taing
Dale E Krueger
Will Buckner
Prince Kumar

Rui Su
Jennifer Indeliclae
Craig J. Vom Lehn
Carsten Czerny
Bruce Berg
Nicolas Radin
Terry Rose
Ralph Joseph
Abraham Diaz
Mike Dresher
David J. Cornell
Shu Li
Luinel Montoban
Dr. Pete I. Maduka-Okafor
Mary Cusack
Lynn Foster
Teresa Hsu
Christopher Kargel
Teri Bansbach
Mary Lorraine Pendergast
Abdelkader Macer
Dan TRAN
Robert Yeoman
Gary Katelansky
Sean Coker
Melissa Givvines
Benjamin Cutter
Joanne Tang
Zack Van Prooyen
Dean KNIPP

James Murphy
Howard Harding
Patrick Auld
Clay Fulk
Hatem Rowaihy
Lesly Senat
Harold Schenker
Philip Smith
Wendy Harris May
Aziza Ismail
Heidi Hash
Morris Gelman
April L McTeer
Dinesh Lalchan
Jacobson Schwager
Christopher Eggert
Alan Christie
Richard Bjelland
Gloria Su
Mahtab Marker
Stephen F. Schinaman
Jo Demol
Lynda Chapman
Lasse Saaristo
Glenn Tan
Alan Johnson
Vijayakumar Aluru
Tim Mtwa
Rabbe Ringbom
Skip Barnhill

Simon Walker
Stephen Mathai
Gilberto Rodriguez
Patrick McCarthy
Eric Newton
Steven L. Shapiro
Sascha Beinert
Domenic Gigliotti
Rebecca Yugga
Nick Delmonico
Joseph Schinaman
Nathaniel Waldeisen
Jordan Dixon
Steven D Fronk
James Pozdena
Jacobus Dirk Spreeuwen...
Steven Bevacqua
Javed Zaidi
Charles P. Doherty
Aron Morgan
Chang Woo Lee
Sonja Palmer
Charles Parnell
Derek Monthei
Shui Chong Tong
Omolola Adeshina
Michael Stutman
Jeremy Krell
Trevor Lohman
Mary Huber

Thank You!
From the Petri Bio Team

 

Shu Li
Co-Founder

Joseph Schinaman
Co-Founder

Details

The Board of Directors

DIRECTOR	OCCUPATION		JOINED
Shu Li	CEO @ Petri Bio		2019
Joseph Schinaman	CSO @ Petri Bio		2019

Officers

OFFICER	TITLE		JOINED
Shu Li	CEO		2019
Joseph Schinaman	CSO		2019

Voting Power ❓

HOLDER	SECURITIES HELD	VOTING POWER
Shu Li	2,500,000 common	50.0%
Joseph Schinaman	2,500,000 common	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2020	$50,000	Safe	Other
12/2020	$107,683		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	5,000,000	5,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	

Risks

Dilution The company will continue its research and development activities for its initial product and begin its production operations which require capital. There is no certainty that the initial financing will be sufficient to establish that the initial product line is viable, in which case additional development financing will be required. We would for sure optimize resources in order to be capital efficient. However, it's critical that we invest in Rapid innovation and adoption of frontier technology to stay competitive; which will likely require significant funds in the future. Thus additional fundraising may result in your investment in the company being diluted (meaning your overall ownership percentage of the company may decline) due to the terms of future investment rounds

Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided

IP

Intellectual property plays an important role in the success of biotech companies by providing and protecting the rights to operate the business. As mentioned above, some competitors also have adequate resources to develop the IP portfolio in the meantime. Although we have run a "freedom to operate" scan, there's no guarantee that our technology is absolutely free from being subjected to licensing fees in the future.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Government Regulation

Our products, therapeutics and food supplements, are most likely to be subject to government regulation (FDA, etc). While we anticipate our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such compliance may be time consuming and costly, which would require more investments and increase the time needed for products to get to the market.

Competition The drug development and probiotics markets are highly competitive. Many of our competitors have been in business longer, have substantially greater financial and technical resources and may be better established in their markets. We can provide no assurance that our potential competitors will not provide products comparable or superior to those provided by us. Increased competition may result in price reductions, reduced gross margins and loss of market share.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Potential future pivot

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

Timeline and return

Laboratory tests are technically complex and require sophisticated design, qualified equipment and highly trained personnel to operate. Despite our best efforts of mitigation, human or technical challenges could occur. Thus biotech product developments usually have relatively longer R&D cycles. Our business may not generate revenue for a long time, and your investment return is long-term.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the

maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Petri Bio Inc.

- Delaware Corporation
- Organized August 2020
- 2 employees

370 Amapola Ave
suite 100
Torrance CA 90501

https://petribio.com/

Business Description

Refer to the Petri Bio profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Petri Bio is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.